SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 6, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

RESOLUTIONS ADOPTED BY THE GENERAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON 04/30/2019

ITEM # 1: For a majority of 632,756,730 votes for, 662,310 abstentions and 7,740 votes against this motion, the Shareholders decided to appoint the representatives of Mr. Jorge Horacio Brito, ANSES-FGS and The Bank of New York Mellon, to sign the minutes of this meeting.

ITEM # 2: For a majority of 615,259,140 votes for, 18,155,410 abstentions and 12,230 votes against this motion, the Shareholders resolved to approve the documents under Section 234, subsection 1, of Law 19550, for the fiscal year of the Company ended December 31, 2018.

ITEM # 3: For a majority of 629,119,450 votes for, 4,285,280 abstentions and 22,050 votes against this motion, with the appropriate abstention in each case of the shareholders members of the Board with respect to their own performance, the Shareholders resolved to approve the performance of the Board and the acts and proceedings carried out by the Supervisory Committee during the fiscal year 2018. The Shareholders expressly state that during the year submitted for consideration Mr. Jorge Horacio Brito was on leave from his position as regular director and Chairman of the Board up to April 27th 2018, date on which he ceased to act as such due to the expiration of his term of office.

ITEM # 4: For a majority of 632,750,760 votes for, 659,740 abstentions and 16,280 votes against this motion, the Shareholders resolved to apply the accumulated retained earnings as of December 31, 2018 totaling AR$ 19,204,911,966.83 as follows:

a)	the amount of AR$ 3,145,848,599.32 to the Legal Reserve Fund;
b)	the amount of AR$ 3,475,668,970.21 to the Statutory Reserve Fund - Special for first-time application of IFRS, pursuant to Communiqué “A” 6618 issued by the Central Bank of the Republic of Argentina
c)	AR$ 12,583,394,397.30 to the optional reserve fund for future distribution of profits under Communication “A” 5273 issued by the Central Bank of the Republic of Argentina.

ITEM # 5: For a majority of 632,721,160 votes for, 688,450 abstentions and 17,170 votes for this motion, the Shareholders resolved to approve (i) the separation of AR$ 6,393,977,460 from the optional reserve fund, representing AR$ 10 per share, for the payment of a cash dividend; and (ii) delegate to the Board the powers to determine de date of the effective availability to the shareholders of the approved cash dividend in proportion to their respective shareholdings.

ITEM # 6: For a majority of 448,558,580 votes for, 708,860 abstentions and 184,159,340 votes against this motion, the Shareholders’ Meeting resolved (i) to approve the remunerations payable to the members of the Board of Directors for the fiscal year ended December 31, 2018, on the amount of AR$ 659,862,001, this amount representing 4.98% of the computable profit, i.e., after deducting the legal reserve fund from the net profit for the year. In accordance with Exhibit I, Chapter III, Title II of the Rules of the Argentine Securities Exchange Commission or CNV, taking into account that the proposed dividend represents 48.28% of the computable profit of the year 2018, the limit for remunerations to Directors is 16.57% of the computable profit; and (ii) to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Board.

ITEM # 7: For a majority of 620,119,740 votes for, 957,360 abstentions and 12,349 votes against this motion, the Shareholders’ Meeting resolved: (i) to approve an amount of fees for the Supervisory Committee equal to AR$ 1,305,540, such amount being reported in the statement of income for the fiscal year ended December 31, 2018, and (ii) to delegate to the Board of Directors the allocation of the approved remunerations to each member of the Supervisory Committee.

ITEM # 8: For a majority of 630,193,530 votes for, 709,580 abstentions and 2,523,670 votes against this motion, the Shareholders resolved to approve the Auditor’s remuneration of AR$ 24,716,000, payable for such Auditor’s work related to the audit of the Company’s financial statements for the fiscal year ended December 31, 2018.

ITEM # 9: For a majority of 622,356,660 votes for, 2,477,500 abstentions and 8,592,620 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Jorge Pablo Brito as regular director to hold office for three fiscal years, as per the nomination of the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo.

For a majority of 621,994,570 votes for, 2,477,800 abstentions and 8,954,410 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Carlos Alberto Giovanelli as regular director to hold office for three fiscal years, as per the nomination of the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo.

For a majority of 610,649,990 votes for, 2,477,560 abstentions and 20,299,230 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Nelson Damián Pozzoli as regular director to hold office for three fiscal years, as per the nomination of the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo.

For a majority of 630,895,100 votes for, 2,477,780 abstentions and 53,900 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Fabián Alejandro de Paul as regular director to hold office for three fiscal years, as per the nomination of the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo.

For a majority of 529,935,040 votes for, 11,923,040 abstentions and 91,568,700 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Martín Estanislao Gorosito as regular director to hold office for three fiscal years, as per the nomination of the shareholder ANSES-FGS.

For a majority of 630,894,900 votes for, 2,477,800 abstentions and 54,080 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Santiago Horacio Seeber as alternate director to hold office for three fiscal years, as per the nomination of the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo.

For a majority of 630,889,390 votes for, 2,478,480 abstentions and 58,910 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Alan Whamond as alternate director to hold office for three fiscal years, as per the nomination of the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo.

For a majority of 522,151,490 votes for, 19,695,780 abstentions and 91,579,510 votes against this motion, the Shareholders’ Meeting resolved to appoint Mr. Alejandro Guillermo Chiti as alternate director to hold office for three fiscal years, as per the nomination of the shareholder ANSES-FGS.

Messrs. Jorge Pablo Brito, Carlos Alberto Giovanelli, Nelson Damián Pozzoli and Santiago Horacio Seeber shall act as non-independent directors and Messrs. Fabián Alejandro de Paul, Martín Estanislao Gorosito, Alan Whamond and Alejandro Guillermo Chiti shall act as independent directors, the latter pursuant to the provisions of Article III, Chapter III, Title II of the Rules of the Argentine Securities Exchange Commission (“CNV”).

ITEM # 10: For a majority of 606,246,100 votes for, 17,975,060 abstentions and 9,205,620 votes against this motion, the Shareholders’ Meeting resolved that the Supervisory Committee shall be composed of three regular members and three alternate members and designated the Accountants Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele as regular syndics and the Accountants Alejandro Carlos Piazza, Leonardo Pablo Cortigiani and Enrique Alfredo Fila as alternate syndics, to hold office for one fiscal year. All the members of the Supervisory Committee shall act as independent members.

The Certified Public Accountants Alejandro Almarza, Carlos Javier Piazza, Alejandro Carlos Piazza and Leonardo Pablo Cortigiani were appointed as per the nomination submitted by the shareholders Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, and the Certified Public Accountants Vivian Haydee Stenghele and Enrique Alfredo Fila were appointed as per the nomination submitted by the shareholder ANSES-FGS.

ITEM # 11: For a majority of 632,626,570 votes for, 748,160 abstentions and 52,050 votes against this motion, the Shareholders’ Meeting resolved to designate as Independent Auditors for the fiscal year ending December 31, 2019, the Certified Public Accountant Carlos Marcelo Szpunar, who shall act as regular auditor and the Certified Public Accountant Pablo Mario Moreno as alternate auditor, both partners at the accounting and auditing firm Pistrelli, Henry Martin y Asociados S.R.L.

ITEM # 12: For a majority of 432,670,120 votes for, 4,308,470 abstentions and 196,448,190 votes against this motion, the Shareholders’ Meeting resolved to establish the budget for the Audit Committee in AR$ 1,890,000.

ITEM # 13: For a majority of 632,665,700 votes for, 730,310 abstentions and 30,770 votes against this motion, the Shareholders’ Meeting resolved to approve: (i) the Preliminary Merger Agreement executed on March 8th, 2019 by and between Banco Macro S.A and Banco del Tucumán S.A. and under which the company mentioned in the first place shall absorb the second one, with retroactive effect to January 1st 2019; (ii) the special consolidated financial statements of merger of Banco Macro S.A. and Banco del Tucumán S.A. prepared as of December 31st, 2018 and based on the separate financial statements prepared by each merging company as of the same date, as submitted to the Central Bank of the Republic of Argentina, the Argentine Securities Exchange Commission or CNV and Bolsas y Mercados Argentinos S.A.; and (iii) the decision not to read such documents since they were made available to the shareholders properly in advance and are contained in the relevant certified books.

Pending authorization from the Central Bank of the Republic of Argentina and the Argentine Securities Exchange Commission, the resolutions adopted at this Shareholders’ Meeting shall be subject to the approval of the above mentioned authorities.

ITEM # 14: For a majority of 632,666,400 votes for, 728,690 abstentions and 31,690 votes against this motion, the Shareholders’ Meeting resolved to approve the exchange relationship as agreed upon under the Preliminary Merger Agreement, i.e., in 0.65258 common shares of Banco Macro S.A. per each nominal value AR$ 1 of common share of Banco del Tucuman S.A. Therefore, minority shareholders of Banco del Tucumán S.A. shall be entitled to receive 0.65258 common shares of Banco Macro S.A. per each nominal value AR$ 1 common share they hold in the capital of Banco del Tucumán S.A. Fractional shares shall be paid in cash using the equity method as applied in the financial statements ended 31 December 2018.

ITEM # 15: For a majority of 632,652,130 votes for, 737,330 abstentions and 37,320 votes against this motion, the Shareholders’ Meeting resolved to (i) increase the capital stock from AR$ 669,663,021 to AR$ 669,678,683, through the issuance of 15,662 Class B ordinary book-entry shares of par value AR$ 1 each, entitled to one vote per share, which shall rank pari passu with the outstanding shares at the time of issuance and shall be incorporated to the public offering regime and listing in Bolsas y Mercados Argentinos S.A. and Mercado Abierto Electrónico S.A., and to be delivered to the minority shareholders of the merged company in exchange for their shareholding in the merged company of 240 common shares of par value AR$ 100 each; and (ii) delegate to the Board of Directors broad powers to perform, through the persons the Board shall expressly authorize, any act, filing or proceeding in connection with the application to enter the public offering regime and listing of the shares to be issued as a result of the capital increase; and organize all aspects related to the exchange of the shares of Banco del Tucumán S.A. by shares of Banco Macro S.A., in accordance with the exchange relationship approved in the resolution above.

ITEM # 16: For a majority of 632,624,700 votes for, 769,300 abstentions and 32,780 votes against this motion, the Shareholders’ Meeting resolved to grant to the Board of Directors broad powers and authority for it to make all necessary or appropriate amendments and changes, deletions or additions or those eventually suggested by the controlling authorities, in connection with the preceding resolutions; authorize the directors so that any one of them acting separately may execute and deliver, on behalf of Banco Macro S.A., the Final Agreement of Merger; and authorize the designation of the persons suggested, so that acting jointly, severally or individually, they may carry out any acts or proceedings that may be necessary for the approval and registration of the merger before the Argentine Securities Exchange Commission (CNV),Bolsas y Mercados Argentinos S.A., the Buenos Aires Stock Exchange, the Central Bank of the Republic of Argentina, the Argentina Internal Revenue Service (Administración Federal de Ingresos Públicos – Dirección General Impositiva), the Superintendency of Corporations – Public Registry of Commerce (Inspección General de Justicia – Registro Público) and/or before any other competent authority, with powers to accept and appeal eventual resolutions issued by such competent authorities, and execute and deliver all public and private instruments that may be appropriate or convenient, including official notices and withdraw documentation.

ITEM # 17: For a majority of 632,658,910 votes for, 710,040 abstentions and 57,830 votes against this motion, the Shareholders’ Meeting resolved to approve a capital decrease due to the cancellation of AR$ 30,265,275 representative of 30,265,275 Class B shares of par value AR$ 1 each and entitled to 1 vote per share, unchallenged, confirming all acts performed by the Board in connection with the acquisition of the Bank’s own shares.

ITEM # 18: For a majority of 630,938,030 votes for, 2,447,060 abstentions and 41,690 votes against this motion, the Shareholders’ Meeting resolved to approve the amendment of sections 4, 9, 10, 19, 20, 21 and 33 of the By-laws to read as follows:

“SECTION 4: The Company may, under a resolution of the Ordinary Shareholders’ Meeting request from the competent authorities, that all or any of its representative shares of capital stock are admitted to listing in domestic and/or foreign stock exchanges or securities markets. As long as the company is authorized to make a public offer of its shares, the amount of capital stock, and any changes therein shall be shown on the Company’s balance sheet, with additional information on the increases already recorded with the Public Registry.”

“SECTION 9: As long as the company is authorized to make a public offering of its shares, section 62 bis of Law No. 26831 "Capital Markets Act" shall apply and the right of accretion shall not apply.”

“SECTION 10: Whenever an increase in the nominal value of shares will eventually cause any shareholder to be unable to cover the full amount of one share with its subscribed capital, the shareholder shall be served a notice to subscribe the unsubscribed portion of that share until completion, within a thirty-day term. By the end of that period, the shareholder shall cease all title in such capacity, and the Company shall make available to the shareholder any capital amount that may have subscribed, determined on the basis of the ratable value over equity during the most recent balance sheet, plus any due updating until the date the funds are made available. The Company shall proceed to selling off the relevant fractional interest in shares to other shareholders and/or third parties which, in turn, shall subscribe the capital shortages required to be rounded up to the nearest full amount of the share. The same process shall apply in connection with fractional interest in shares. Whenever the Company’s shares are subject to public offer and listing, the rules and regulations of the Comisión Nacional de Valores and of the stock exchanges and /or markets, as the case may be, shall apply.”

“SECTION 19: The Board of Directors shall take valid action at any meeting at which a majority of its members is present in person or through the use of any communication equipment provided that all members participating therein can speak to and hear one another through any means of simultaneous transmission of sound, images or words such as videoconferences or any other similar tools. In this case, for quorum purposes, both the directors present and the directors participating remotely through any of the above described means shall be computed. Valid resolutions shall be taken by a majority of votes of those members present thereat in person or through any such transmission means. In addition, distance meetings shall meet the following requirements: (i) the system must allow all participants to deliberate simultaneously; (ii) for quorum purposes, both the directors present in person as the directors participating remotely shall be computed; (iii) the member(s) of the Supervisory Committee present in person at the meeting shall certify the legality of the resolutions adopted or the decisions made by the directors; (iv) minutes of the meeting shall include all the actions taken by the Board at the meeting, the names of the directors who participated remotely and the directors present in person and their votes in connection with each resolution adopted at the meeting; and (v) the minutes of distant meetings shall be signed within five business days from the date of the meeting by the members of the Board and the Supervisory Committee present at the meeting. In case of a tie vote, the Chairman or the director who shall replace him shall cast the deciding vote. The Board of Directors shall meet at least monthly, provided that the Board may meet at any time upon the request of any Director, in which case the Chairman or whoever may be acting in his place shall call the meeting, to be held on the date which is five days after reception of said request. Notice of the Meeting shall be sent to all Directors and members of the Supervisory Committee at least two business days prior to the date on which the Meeting shall be held; and shall include any items to be dealt with at the Meeting. In case of failure to convene as aforesaid, any Director shall be entitled to convene the Meeting, and any resolutions which may be adopted thereat shall be entered on the Minutes book provided to that end. In case of any urgency which may turn it impossible to comply with the above mentioned notice requirements, such compliance shall be waived. Absent Directors may authorize another Director to vote on their behalf, by a proxy duly granted as a public deed or otherwise by a private instrument with the signature thereon duly certified by court, notary or any bank authority, and their liability shall be that of those Directors present at the Meeting. Each Director may vote on behalf of one or more absent Directors. Exceptionally, the Board of Directors’ meetings may be held abroad.”

“SECTION 20: Each Director shall deposit with the Company a performance bond in an amount not below the amount determined by the statutory rules and provisions in force, which shall consist of bonds, government securities or an amount of money in local or foreign currency deposited to the account of the company with a financial entity or depository or custody account; or bank guarantees or deposits or a guarantee bond or liability insurance naming the company as beneficiary of such insurance. The cost thereof shall be borne by each director. No director shall be allowed to comply with this requirement by paying such amount directly to the company's account. Whenever such deposit is made in bonds, government securities or an amount of money in local or foreign currency, the terms of such deposit shall ensure that such amount shall not be available while the term of the statute of limitations of any possible contractual liability action is pending.”

“SECTION 21: The Board of Directors shall be fully empowered to take charge and control, to manage and dispose of the Company’s property and business towards compliance of the Company’s purpose. Consequently, the Board may in the name of the Company, do and enter into any kind of acts or contracts, including those which under provisions of article 375 of the Civil and Commercial Code of the Republic of Argentina, and Section 9 of the Decree No. 5965/63, require special powers of attorney; to purchase, to request attachments, and dispose of real estate; to borrow money, sign and deliver in the name of the Company such promissory notes and other evidences of indebtedness as shall be deemed appropriate; to represent the Company before Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires, Banco de la Ciudad de Buenos Aires, Banco de Inversión y Comercio Exterior S.A., and other institutions of the kind, private offices, domestic and/or foreign; to execute and grant powers of attorney to one or more persons, for judicial, out-of court or administrative matters, including criminal sues, as may be necessary to such end; to establish affiliates, correspondent offices or any other kind of representation within or outside the country, to participate with other domestic or foreign financial entities, to make foreign exchange transactions, and provide housing mortgage services, in compliance with Banco Central de la República Argentina’s requirements, or with its prior authorization, as appropriate; to appoint and remove the General Manager, and the other officers and employees of the Company, fixing their powers, duties and remunerations, decide the issuance of corporate bonds and, if applicable, with prior resolution of the competent corporate body under the relevant laws, any other bond or instrument permitted by the current or future local or foreign laws; and generally, may provide for any legal acts which directly or indirectly may affect the achievement of the Company’s corporate purpose. The Board may assign special duties to one or more Directors, which decision shall be transcribed and recorded in a minute. Likewise, the powers and duties of the Company’s Board of Directors may be specially regulated under a Rules Book (Reglamento).”

“SECTION 33: Anticipated dividends resultant from special balance sheets may, under a prior well-grounded resolution be distributed in conformity with statutory provisions. Dividends shall be payable ratably over the relevant paid-up capital. Also, in conformity with a prior resolution from the Company’s Board, an advancement of fees may be payable to Directors on account of future compensations. Losses, if any, shall be offset first with the profit of former fiscal years which are still pending allocation, and in the event of insufficient profit, with the requisite reserves enforced by Banco Central de la República Argentina’s rules, and lastly with paid-up capital. In this case, it is necessary a resolution from a Special Shareholders’ Meeting approving a decrease in the capital stock, and the prior consent of the Central Bank in that respect.”

ITEM # 19: For a majority of 630,938,910 votes for, 2,446,760 abstentions and 41,110 votes against this motion, the Shareholders’ Meeting resolved to approve the amended and restated by-laws incorporating the above listed amended sections.

ITEM # 20: For a majority of 448,562,090 votes for, 184,823,920 abstentions and 40,770 votes against this motion, the Shareholders’ Meeting resolved to authorize the designation of the persons suggested, so that acting jointly, severally or individually, they may obtain the administrative approval and registration of the resolutions adopted at the present shareholders’ meeting, if applicable, with powers to execute all the necessary instruments to such effect, publish official notices, answer requests and separate and withdraw documents.

Signed: Delfín Jorge Ezequiel Carballo (Chairman of the Board); Ernesto López (representing the shareholder Jorge Horacio Brito); __________________ (representing The Bank of New York Mellon); Ignacio Álvarez Pizzo (representing the shareholder ANSES-FGS); and Alejandro Almarza (member of the Supervisory Committee).

Jorge Francisco Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 6, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer